Exhibit 99.5

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

TONGON ON TRACK TO MEET 2016 TARGET

Tongon, Côte d’Ivoire, Friday 3 February 2017 – Randgold Resources’ Tongon gold mine in the Côte d’Ivoire is sustaining its significant performance improvement and is set to achieve its revised production guidance for 2016, chief executive Mark Bristow said here today.

Speaking at a briefing for local media, Bristow said the Tongon team had delivered on all the critical issues, stabilising the optimised crushing circuit, minimising the impact of grid power supply disruptions and implementing an effective preventative maintenance plan.

“These actions have supported a continuing upward trend in the mine’s throughput and recovery rates and hence in gold production at a lower cost. Tongon should therefore hit its target of 260 000 ounces for 2016 and is forecasting to produce 285 000 ounces in 2017 and approximately 290 000 ounces per year for the next three years thereafter,” he said.

“With Tongon now running smoothly, we’re focusing on extending the life of the mine by finding additional resources and reserves in the extensions to the current orebodies, the satellites around the mine and other targets within trucking distance.”

Bristow noted that Tongon was also performing well on the health, safety and environmental front, with a big reduction in the lost-time injury frequency rate and a continuing decrease in the incidence of malaria and HIV. The mine retained its international safety and environmental management accreditations.

Randgold also continued its commitment to invest in sustainable community development projects, with the emphasis on potable water, education, primary healthcare and food security.

Updating the company’s exploration activities in Côte d’Ivoire, Bristow said progress was being made at the Mankono permit and the new targets defined within the Boundiali belt, highlighting the importance of Côte d’Ivoire in Randgold’s search for its next world class discovery.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.